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EXHIBIT 99.1

Contact Information:
Ribozyme Pharmaceuticals, Inc. 2950 Wilderness Place Boulder, CO 80301 (303) 449-6500 Cathy Robins, Director, Corporate Communications	CCG, Public/Investor Relations 15300 Ventura Blvd., Suite 303 Sherman Oaks, CA 91403 (818) 789-0100 Sean Collins, Partner

RIBOZYME PHARMACEUTICALS ANNOUNCES
CLINICAL TRIALS UPDATE AND CONFERENCE CALL

Conference Call Information Date: April 30, 2002 Time: 11:00 am EDT Dial-In Number: (800) 388-8975 Reference: RPI Clinical Trials Update Webcast segment available at www.rpi.com.

        BOULDER, Colorado, April 30, 2002—Ribozyme Pharmaceuticals, Inc. ("RPI," NASDAQ: RZYM) today announced an update on its Phase II clinical trials status for ANGIOZYME®, and HEPTAZYME™, and its Phase I clinical trial for HERZYME™. This clinical trial update will give important information regarding clinical progress achieved in the development of ribozymes for therapeutic application. According to Howard W. Robin, President and Chief Executive Officer of RPI, "We believe RPI has made encouraging advances in demonstrating the utility of ribozymes as a new class of therapeutic agents and felt it would be appropriate to provide a thorough update on the status of our clinical trial work."

        RPI's lead drug candidate, ANGIOZYME, is partnered with Chiron Corporation and is being evaluated as an angiogenesis inhibitor in two separate Phase II clinical trials for which enrollment has been completed: (i) as a monotherapy for metastatic breast cancer, where positive biological activity has been observed, and (ii) as a combination therapy in conjunction with the Saltz regimen for metastatic colorectal cancer, where results to date have been encouraging. HEPTAZYME is a ribozyme developed to prevent replication of the hepatitis C virus, and our Phase II clinical trial has demonstrated a reduction in serum HCV RNA levels in 10% of patients on trial; however, we recently stopped dosing in this trial to review an animal toxicity issue. HERZYME, which is being developed in partnership with Elan Corpration plc, is in a Phase I trial for patients with HER2 over-expressing breast cancer.

        Mr. Robin stated "We are pleased to announce the first demonstration of ribozyme biologic activity in humans. This important achievement is a key step in the transition of ribozymes from laboratory science to therapeutics. While challenges remain, we are excited about continuing to develop this potentially important new class of compounds."

ANGIOZYME

Metastatic Breast Cancer Trial Enrollment Completed

        RPI has completed enrollment of 45 patients in the Phase II open-label ANGIOZYME trial. This study was designed to evaluate the drug's potential anti-cancer activity as monotherapy for patients with stage IV metastatic breast cancer. ANGIOZYME is a ribozyme that targets the high affinity receptor for Vascular Endothelial Growth Factor (VEGFR-1) and is designed to decrease the growth of new blood vessels to tumors, thus preventing the growth and metastasis of cancer.

Positive Biological Activity Demonstrated—Monotherapy Response Not Achieved

        In the Phase II metastatic breast cancer trial, treatment with ANGIOZYME has resulted in a statistically significant reduction in the levels of soluble VEGFR-1. The trial demonstrates that ANGIOZYME has specific biological activity in patients with stage IV metastatic breast cancer, which is one of the objectives this trial sought to verify. Although this important endpoint was achieved, ANGIOZYME as a monotherapy did not achieve a clinically meaningful response rate.

        According to Gabriel Hortobagyi, MD, Professor and Chairman, Department of Breast Medical Oncology, MD Anderson Cancer Center and Principal Investigator for the breast cancer trial, "We were very pleased by the safety profile of ANGIOZYME. Given what we have recently learned in the field of anti-angiogenics, we now do not expect to see clinically relevant responses for anti-angiogenics when used as monotherapies. Therefore, clinical studies of anti-angiogenic agents now utilize combination therapies to effect tumor growth by multiple mechanisms. We are, however, very pleased that we have met one of the important study endpoints namely, a reduction in soluble VEGFR-1 levels. These results indicate that ANGIOZYME is a biologically active agent. We look forward to undertaking additional trials with ANGIOZYME in combination with other agents in patients with breast cancer."

Combination Therapy Colorectal Trial Enrollment Completed

        The ANGIOZYME Phase II metastatic colorectal trial has completed enrollment. Eligible patients in this trial receive ANGIOZYME in combination with the standard chemotherapy regimen of CPT-11, 5-FU and leucovorin (i.e. the Saltz regimen). The trial began in June 2001 and final 12 week response rate results are expected by year-end 2002.

        Alan Venook, MD, Professor of Clinical Medicine, Chief of Gastrointestinal Oncology at University of California San Francisco and Principal Investigator of the ANGIOZYME colorectal combination study states, "We are very pleased that the trial enrollment was completed within such a short timeframe. To date, the results are encouraging and we look forward to analyzing the data at the end of this year."

HEPTAZYME

Reduces Serum HCV RNA Levels In Chronic Hepatitis C Patients

        The Phase II HEPTAZYME clinical trial is an open-label study designed to evaluate the safety and efficacy of HEPTAZYME alone and in combination with interferon. In the 100 mg/m2 BID cohort, where HEPTAZYME was administered as monotherapy, a biologically meaningful reduction in serum HCV RNA levels was demonstrated in 10% of patients. These results are favorable in comparison to trials of ribavirin monotherapy which is now used in combination with type 1 interferon as the standard of care for treatment of chronic hepatitis C.

        According to Dr. Myron Tong, Professor of Medicine, USC, and Chief of the Liver Center, Huntington Memorial Hospital, and HEPTAZYME Principal Investigator, "We are extremely encouraged by these initial HEPTAZYME monotherapy results and we are excited about studying this important new agent in combination with type 1 interferon. Given that HEPTAZYME has a novel mode of action, it has the potential to be combined not only with interferon, but with other anti-viral approaches to hepatitis C. There remains a great unfilled need for improved therapies to treat chronic hepatitis C and we are hopeful that HEPTAZYME will fill this void."

RPI Stops Dosing to Resolve Animal Toxicity Question

        After recent discussions with the FDA, RPI has stopped dosing in the HEPTAZYME Phase II trial in order to review the observation of loss of vision in one animal. This observation was noted in the final month of a twelve-month chronic toxicology study conducted at three times the anticipated maximum dosing levels in humans. The correlation of this finding in one animal to HEPTAZYME exposure has not been determined. RPI is evaluating additional animal toxicology data to determine the significance of this event. The enrollment of the planned third cohort of patients in combination with interferon is anticipated to occur following review of this additional data by RPI and the FDA. When completed, the Phase II trial enrollment will include a total of over 70 patients.

        According to Willis Maddrey, MD, Professor of Medicine, University of Texas Southwestern Medical Center, Chairman of the HEPTAZYME Drug Safety and Monitoring Board, "I've been involved in the study of hepatitis C research since the discovery of this insidious virus and I'm encouraged by the initial results shown by HEPTAZYME in several patients in this clinical trial. We are concerned about the observation of loss of vision in one animal, but, the relationship between the loss of vision in the animal and HEPTAZYME dosing is unknown. RPI is acting responsibly by stopping the dosing until the toxicology question is answered."

HERZYME

        The Phase I dose-escalation study in patients with HER2 over-expressing cancers is in progress at the British Columbia Cancer Agency (BCCA). This trial is being supported by the business venture set up by Elan and RPI, Medizyme Pharmaceuticals. In this study HERZYME is being delivered sub-cutaneously using Elan's Medipad® device. The Principal Investigator is Dr. Karen Gelmon, Professor of Medicine, University of British Columbia and Head, Investigational Drug Program, Advanced Therapeutics, Department of Medical Oncology, BCCA. Enrollment in this trial is proceeding as expected, currently enrolling the third dose cohort. Preliminary results are expected later this year.

        In conclusion, Mr. Robin stated "Our clinical trials suggest that ribozymes have significant human activity as demonstrated by the biological marker activity in the ANGIOZYME breast cancer study and the viral reduction activity in the HEPTAZYME trial. In addition, we are encouraged by the results observed thus far in the Phase II metastatic colorectal combination trial for ANGIOZYME."

About Ribozyme Pharmaceuticals

        RPI, at www.rpi.com, is a global leader in the development of ribozyme-based biotherapeutics and diagnostic tools for the treatment and monitoring of significant human diseases. Ribozymes are the product of Nobel Prize-winning research and are synthetically engineered to act as "molecular scissors" capable of cleaving target RNA in a highly specific manner, blocking gene expression and preventing production of unwanted proteins. In addition to its therapeutic and diagnostic pipeline, RPI is leveraging its broad-based nucleic acid technology for applications in genomics, proteomics, and individualized therapeutics. To date, RPI has spun out and licensed technology to atugen AG which is focused on target validation and additionally earlier this year announced a licensing agreement with Archemix, Inc. for the use of allosteric ribozymes in drug discovery and optimization and environmental monitoring. RPI holds equity positions in both companies and retains certain residual rights. RPI is currently engaged in negotiations with third parties concerning other possible strategic alliances.

        RPI's anti-hepatitis C virus ribozyme, HEPTAZYME™, is in Phase II clinical development in a multi-center trial in the U.S. RPI is partnered with Chiron Corporation for the development and commercialization of ANGIOZYME®, an anti-angiogenic ribozyme designed to inhibit the growth of new vasculature to supply blood to tumors and prevent tumor growth and metastasis, which is also in two Phase II clinical trials. Other RPI development projects include, HERZYME™, an anti-HER2 ribozyme for treatment of breast and other cancers in Phase I development and HepBzyme™, a ribozyme for the treatment of hepatitis B. The HERZYME program is being developed by an RPI/Elan business venture, Medizyme Pharmaceuticals Ltd. In addition, RPI is collaborating with Geron Corporation utilizing the expertise of each company to accelerate process development for Geron's lead telomerase inhibitor, GRN163. RPI also entered into an agreement with Fujirebio, Inc., the largest domestic diagnostic company in Japan, to develop and commercialize ribozyme-based clinical diagnostic products.

        ANGIOZYME® is a registered trademark of Ribozyme Pharmaceuticals Inc. HEPTAZYME™, HERZYME™ and HepBzyme™ are trademarks of Ribozyme Pharmaceuticals Inc.

        This press release contains forward-looking statements that involve risks and uncertainties, and actual events or results may differ materially. These risk factors include actions by the U.S. Food and Drug Administration, technological advances, ability to obtain rights to technology, ability to obtain and enforce patents, ability to commercialize and manufacture products and general economic conditions. These and additional risk factors are identified in the Company's Securities and Exchange Commission filings, including the Forms 10-K and 10-Q and in other SEC filings.

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  EXHIBIT 99.1